RADICA GAMES LIMITED
                          REPORTS FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 15, 2000                                PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201



(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today total revenues for the first quarter ended March 31, 2000 were $16.7 million, compared to $17.9 million for the same period in 1999. After tax loss was $2.2 million for the first quarter ended March 31, 2000 or $0.12 per fully diluted share versus an after tax profit of $3.2 million or $0.16 per fully diluted share for the same period last year.

The Company also announced that in the second quarter it expects sales to be below Q1 levels and that it expects to take charges of approximately $10 million as a result of a reorganization plan and provisions related to changes in its handheld games business segment. The Company expects that these actions will result in savings of approximately $3.5 million in fiscal year 2001.

"As we reported last month, the handheld games market has been very soft during 2000. During the last several weeks, we have made a complete analysis of the effects of this trend on our business and have decided to make adjustments in our organization, staffing levels and provisions related to certain handheld game related assets. These moves will result in significant decreases in our costs structure going forward as well as an organization more focused on the highest potential business segments for the future," said Pat Feely, Radica's President and CEO.

"We see outstanding opportunities for the future in our video game controllers business segment resulting from new video game platforms coming in future months such as the Sony PlayStation(R) 2, which was officially announced at the E3 show last week. We are also encouraged by the potential of our XaviX(TM) technology-based PlayTV(TM) product line and the continuing strength of our Girl Tech(TM) products at retail. The potential growth in these areas coupled with the restructuring of our handheld business should yield real benefits in the future," said Feely.


The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                                      RADICA GAMES LIMITED
                             CONSOLIDATED STATEMENTS OF OPERATIONS




(US Dollars in thousands,                                        Three months ended
 except per share data)                                               March 31,
                                                        -------------------------------------
                                                             2000                 1999
                                                        ----------------     ----------------
                                                          (unaudited)          (unaudited)
                                                                                 <C
REVENUES:
Net sales                                                   $    16,722          $    17,906
Cost of sales                                                   (12,039)              (9,126)
                                                        ----------------     ----------------
Gross profit                                                      4,683                8,780
                                                        ----------------     ----------------

OPERATING EXPENSES:
Selling, general and administrative expenses                     (4,750)              (4,051)
Research and development                                         (1,373)              (1,040)
Depreciation and amortization                                    (1,380)                (936)
                                                        ----------------     ----------------
Total operating expenses                                         (7,503)              (6,027)
                                                        ----------------     ----------------

OPERATING (LOSS) INCOME                                          (2,820)               2,753

OTHER INCOME                                                        319                  112

SHARE OF LOSS OF AFFILIATED COMPANY                                   -                 (240)

NET INTEREST INCOME                                                 320                  618
                                                        ----------------     ----------------

(LOSS) INCOME BEFORE INCOME TAXES                                (2,181)               3,243

PROVISION FOR INCOME TAXES                                          (11)                 (89)
                                                        ----------------     ----------------

NET (LOSS) INCOME                                           $    (2,192)         $     3,154
                                                        ================     ================

(LOSS) EARNINGS PER SHARE - BASIC:

Net (loss) earnings per share                               $     (0.12)         $      0.17
                                                        ================     ================

Average number of shares outstanding                         17,607,396           18,954,712
                                                        ================     ================

(LOSS) EARNINGS PER SHARE - ASSUMING DILUTION:

Net (loss) earnings per share and
  dilutive potential common stock                           $     (0.12)         $      0.16
                                                        ================     ================

Average number of shares and dilutive
   potential common stock outstanding                        17,607,396           20,004,552
                                                        ================     ================

                                                RADICA GAMES LIMITED
                                            CONSOLIDATED BALANCE SHEETS

                                                        ASSETS
                                                                             March 31,             December 31,
                                                                        --------------------    --------------------
(US Dollars in thousands, except share data)                                   2000                     1999
                                                                        --------------------    --------------------
                                                                            (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                          $ 30,521                $ 32,159
Accounts receivable, net of allowances for doubtful accounts of $530 ($389 at Dec. 31, 1999) and estimated customer
  returns of $92 ($624 at Dec. 31, 1999)                                             11,268                  23,750
Inventories, net of provision of $3,183 ($2,339 at Dec. 31, 1999)                    26,964                  24,625
Prepaid expenses and other current assets                                             3,586                   4,752
Income taxes receivable                                                                 337                   1,257
Deferred income taxes                                                                 3,667                   3,667
                                                                        --------------------    --------------------

        TOTAL CURRENT ASSETS                                                         76,343                  90,210
                                                                        --------------------    --------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                   18,349                  17,523
                                                                        --------------------    --------------------

INTANGIBLE ASSETS, NET                                                               14,864                  14,351
                                                                        --------------------    --------------------

DEFERRED INCOME TAXES, NONCURRENT                                                        11                      11
                                                                        --------------------    --------------------

        TOTAL ASSETS                                                              $ 109,567               $ 122,095
                                                                        ====================    ====================

                                        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                                   378                   1,464
Accounts payable                                                                      7,992                  12,029
Notes payable due within one year                                                    12,345                   1,399
Accrued payroll and employee benefits                                                 2,441                   2,511
Accrued expenses                                                                      2,801                   7,614
Income taxes payable                                                                     51                      70
                                                                        --------------------    --------------------

        TOTAL CURRENT LIABILITIES                                                    26,008                  25,087
                                                                        --------------------    --------------------

NOTES PAYABLE DUE AFTER ONE YEAR                                                         --                  10,946
                                                                        --------------------    --------------------

        TOTAL LIABILITIES                                                            26,008                  36,033
                                                                        --------------------    --------------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,616,194 shares outstanding (17,639,594 at Dec. 31, 1999)                           176                     176
Additional paid-in capital                                                            1,788                   1,757
Retained earnings                                                                    81,560                  84,100
Cumulative translation adjustment                                                        35                      29
                                                                        --------------------    --------------------

       TOTAL SHAREHOLDERS' EQUITY                                                    83,559                  86,062
                                                                        --------------------    --------------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 109,567               $ 122,095
                                                                        ====================    ====================